P.O. Box 2600

Valley Forge, PA 19482

jane_hongshissler@vanguard.com

via electronic filing

August 19, 2025

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vanguard World Fund (the “Trust”)
File Nos. 2-17620; 811-01027
Preliminary Proxy Statement Filed on August 11, 2025

Dear Ms. Larkin,

This letter responds to your comments provided on August 15, 2025, to the above referenced preliminary proxy statement that was filed with the Commission on August 11, 2025 for the Vanguard Health Care Index Fund and Vanguard Financials Index Fund, each a series of the Trust, to seek shareholder approval to become nondiversified under the meaning of the Investment Company Act of 1940.

Comment 1:	Proposals 1 and 2 – General
Comment:	The Staff requests that we please note that, in the future, preliminary proxy materials should be clearly marked as “preliminary copies” as required by Rule
14A-6 subsection E.
Response:	This comment is noted and this disclosure will be added in connection with any subsequent preliminary proxy filings.
Comment 2:	Proposals 1 and 2 – Details on the Proposals
Comment:	Under the heading “How will changing the Funds diversification under the 1940
Act benefit the funds?,” please consider revising the sentence that states, “Each
Fund’s Benchmark Index has increasingly become concentrated in a smaller number of issuers and is currently nondiversified…” to better reflect that indices cannot be nondiversified as they are not governed by the Investment Company Act of 1940 diversification requirements.
Response:	The disclosure has been revised accordingly.

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P.O. Box 2600

Valley Forge, PA 19482

jane_hongshissler@vanguard.com

Please do not hesitate to contact me at jane_hongshissler@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Jane Hong Shissler

Jane Hong Shissler

Associate General Counsel

The Vanguard Group, Inc.

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